File No. 70-7888

               SECURITIES AND EXCHANGE COMMISSION

                      Washington, DC  20549

                 POST-EFFECTIVE AMENDMENT NO. 18

                               TO

                            FORM U-1

                   APPLICATION OR DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


Allegheny Energy, Inc.                  Monongahela Power Company
10435 Downsville Pike                   1310 Fairmont Avenue
Hagerstown, MD  21740                   Fairmont, WV  26554

Allegheny Power Service Corporation     The Potomac Edison Company
800 Cabin Hill Drive                    10435 Downsville Pike
Greensburg, PA  15601                   Hagerstown, MD  21740

Allegheny Generating Company            West Penn Power Company
10435 Downsville Pike                   800 Cabin Hill Drive
Hagerstown, MD  21740                   Greensburg, PA  15601

       (Name of company or companies filing this statement and addresses of principal executive offices)

                     Allegheny Energy, Inc.
                      10435 Downsville Pike
                      Hagerstown, MD  21740

        (Name of top registered holding company parent of each applicant or declarant)

                         Thomas K. Henderson, Esquire
                         Vice President and General Counsel
                         Allegheny Energy, Inc.
                         10435 Downsville Pike
                         Hagerstown, MD 21740


________________________________________________________________
             (Name and address of agent for service)

     1.   Applicants hereby amend Item 1. Description of Proposed

     Transaction by adding the following to the end thereof:



     West Penn Power Company ("West Penn") agrees to limit

the use of the increased short-term debt financing ($318

million) to transactions related to meeting the requirements of restructuring in Pennsylvania. Such uses may include

supplementing daily cash flow fluctuations and temporary

stop-gap measures until other financing transactions are

completed.  West Penn requests authority for the increased

authority through December 31, 2001.

                           SIGNATURE



          Pursuant to the requirements of the Public Utility

Holding Company Act of 1935, the undersigned Applicants have duly caused this statement to be signed on their behalf by

the undersigned thereunto duly authorized.


                              ALLEGHENY ENERGY, INC.


                              By   /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


                              MONONGAHELA POWER COMPANY


                              By   /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


                              THE POTOMAC EDISON COMPANY



                              By   /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


                              WEST PENN POWER COMPANY



                              By   /s/ Thomas K. Henderson
                                   Thomas K. Henderson
                                   Vice President


Dated:  October 5, 1999